Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 001-01143
Date: May 9, 2006

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Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco ‘s Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco  and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco ‘s and Inco’s development projects and other operations, the availability of financing for Teck Cominco ‘s and Inco’s development projects on reasonable terms, Teck Cominco ‘s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco ‘s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco  Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco  and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco ‘s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Teck Cominco Limited
Media Conference Call
May 8, 2006
11:00 a.m. ET

Doug Horswill:                                    We’ll commence. Good morning, ladies and gentlemen. My name is Doug Horswill. I’m the Senior Vice President, Environment and Corporate Affairs for Teck Cominco. As emcee of this event, it’s my honor to welcome you here to this morning’s news conference and webcast. I’d like to thank you all for taking the time to join us to hear more about today’s exciting announcement. I’d also like to address the conference call Operator to ask if the operator and call participants can hear us. Operator, are we okay?

Operator:                                              Yes, you are.

Doug Horswill:                                    Great. Thank you. Before I begin, I would like to draw your attention to the notice that appears on the screen. As you will see, the information we are about to share with you today includes certain forward-looking statements. A copy of this notice is also in the press release and in your press package. For a more complete description and discussion of the risks and uncertainties and factors which may lead to our actual results differing from those suggested by our forward-looking statement, please refer to our year-end report and our most recent AIF filings. They’re available on said SEDAR.

Our agenda today is as follows:  first, you will hear remarks from our Chairman and our CEO, who are both with us today. Following the formal remarks, our two presenters will take questions from the floor. We ask that if you have a question, you proceed to the microphone in the middle of the floor. If you’re unable to get to the floor mike, please raise your hand and someone will bring a mike to you. Before you ask your questions, we ask that you identify yourself by sharing your name and your organization.

In addition, as this press conference is being webcast, we will be opening up the phone lines for journalists who will join the event by conference call. Following the Q&A, our two presenters will be available for interviews.

Now, let’s begin. I’d like to introduce our presenters, Mr. Don Lindsay. Mr. Lindsay is President and Chief Executive Officer of Teck Cominco. Seated beside Mr. Lindsay is Dr. Norman Keevil, Chairman of Teck Cominco. Also with us today is Mr. Bob Wright, Deputy Chairman and Lead Director.

At this time, it’s my pleasure to turn the floor over to Dr. Keevil.

Dr. Norman Keevil:                             Thank you, Doug, and thank you all for attending and also everybody who has phoned in. These are indeed exciting times. It’s an exciting day for us, and I’m sure the outcome is going to be clear to all of you, but Don will explain it in detail later. I’m going to be very brief just to start out.

This is full circle for us in a way because Teck got its start in Northern Ontario 95 years ago with the building of the Teck-Hughes mine in Kirkland Lake, and the foundation for the modern-day Teck was the discovery of the Temagami copper mine, which is just a short distance north of Sudbury. In fact, a high-grade direct-shipping ore from Temagami went directly to Inco for processing. We look forward to working with Inco operating people — they’re great people — to continue to make a contribution to mining in Northern Ontario, and it’s an exciting prospect, too, to once again become part of mining in Newfoundland and Labrador. We built and operated the Newfoundland zinc mine at Daniels Harbour. For many years this was a success for both Teck and for the province of Newfoundland. We were also part of Voiseys Bay in the early days before it was bought by Inco, and it’s great to see what Inco has been able to do to bring that mine into production. It was actually Teck Cominco people who, again, building the relationships with the Inuit and the Inuit of Labrador and set some of the early foundations for mine planning for Voiseys Bay.

If we’re successful in our bid, we look forward to working with the people of the area to build a long future for mining on the Labrador coast. The combined company that will result from completion of our bid will be a true world leader operating world wide but with its roots firmly in Canada from Newfoundland through Ontario to the West Coast, or wet Coast, as some people call it. It will be a powerhouse that will be Canada’s champion on the world stage and continue our Canadian heritage as a world leading in mining excellence. I hope all of you share the enthusiasm we feel about this, and I thank you for coming today and for phoning in.

I’ll turn the floor over to Don who will explain everything.

Doug Horswill:                                    Thank you Norman, and now the remarks of our CEO, Don Lindsay.

Don Lindsay:                                        Thanks very much, Doug. Thank you very much, to all of you for joining us here today on such short notice. Before beginning my formal remarks about the offer, I do want to make a comment on the central issue facing the mining industry today, and that is the future direction of metal prices. First, we believe the comment that the BHP Billiiton made last week about the copper market, and we also believe the comments that Inco has made over the course of the last year or so about the strength of the nickel market. And I’m here to tell you today on behalf of the largest zinc miner in the world, that we have a very high degree of confidence in the future strength of the zinc market. But while we continue to have faith on the demand side of the equation led by China, of course, we do recognize that it will be volatile, that it will be cyclical, and that there will be corrections. But having said that, the real reason why we have such a high degree of confidence is because it is becoming more and more clear that the global mining industry will have great difficulty and will be much lower in responding with new supplies in the face of labour shortages, longer equipment delivery times, production interruptions, permitting delays, and political risks in resource-rich countries. And so it is with this confidence that I am pleased to be here in Toronto representing Teck Cominco’s Board of Directors to make this announcement.

Earlier today we announced that Teck Cominco will offer to purchase all of the shares of Inco for $78.50 Canadian dollars per share, including $28.00 a share in cash, and in a moment I will tell you why we believe that this is a good deal for the shareholders of both companies. But first, let me give you some background. You see, this is something we’ve been interested in for a long time. As you know, Inco has been trying for over six months to complete it’s offer for Falconbridge and prior to that offer, we did have informal discussions with Inco aimed at finding a way to bring Inco and Teck Cominco together, and we did follow up with more specific correspondence but it did not go very far.

Both Inco and Falconbridge are companies which we greatly respect. In the past, we have spoken in favour of the deal that they are proposing. In fact, when I was asked by a reporter for my views on the deal just after it was announced last October, I said the following:  “Anything that will ultimately result in Canadian assets becoming more efficient and more competitive and more viable in a very competitive market, particularly when the next downturn comes, I think is a good thing.”  Well, I stand by my previous comment. These are good companies and the deal they propose is logical, but we believe that our deal is better for the Inco shareholders, and we believe it is time to put our alternative in front of them.

Today the market is telling us that Inco’s offer is unlikely to be completed on its present terms. Falconbridge has reported excellent results and as of Friday, it was trading approximately 14% above the Inco bid. Now we know that Inco, having signed its support agreement with Falconbridge, is not in a position to discuss a board-supported transaction with us. We fully understand this. So in light of this background, we decided it was time to offer Inco shareholders what is quite simply a better deal; a better deal than the one that they have been faced with for the  last number of months. It is a better deal because they get 78.50 for Inco share and that is a premium of 27.8%. They would be receiving a premium rather than paying out a premium. It is a better deal because they will receive $28 per share in cash, and that’s approximately $6.4 billion. It is a better deal because they will participate in a well-capitalized company with a stronger balance sheet than what they currently have, and it is a better deal because they will receive dividends of $2.00 per share now paid by Teck Cominco, which is more than double the yield that they currently receive. As well, it is a better deal because they will benefit from the broader diversification, reduced earnings volatility, and the higher stock market multiples that result from that reduced volatility. And, finally, it is a better deal because they will share in Teck Cominco’s exceptional cash flow and earnings power.

Now, here are the specifics of the transaction. We intend to offer Inco shareholders 78.50 Canadian per Inco share, representing a premium of 27.8% over the 30-day volume weighted average price of Inco common shares on the Toronto Stock Exchange as of May 5th, 2006; that’s just past Friday. As you know, all the share prices have been quite volatile these days, so we believe that the 30-day average is the right base for this calculation. Inco shareholders will have the right to elect to receive either the 78.50 in cash or just about one share, 0.9776 of a Teck Cominco Class B Share or $0.05 in cash for every Inco share. The consideration will be pro-rated based on the maximum cash available of approximately $6.4 billion, and the maximum number of shares available of approximately 143 million. Our offer will be subject to customary conditions including receipt of all necessary regulatory approvals, and I should note that we have very little product overlap with Inco and we, therefore, do not expect that our transaction will face the same regulatory challenges that have delayed the Inco/Falconbridge transaction.

In addition, our offer will be subject to the condition that Inco’s announced takeover bid for Falconbridge shall have been withdrawn or terminated and that the Inco/Falconbridge support agreements shall have been terminated in accordance with its terms.

Now, let me explain why the combination of Inco and Teck Cominco will be a terrific company. The proposed combination will create a Canadian-based financially strong and broadly diversified mining powerhouse. In fact, the new company will be the world’s leading miner of zinc, number one in the commodity with excellent market fundamentals. It will be the world’s second largest producer of nickel; a metal with a very strong outlook, and when (inaudible, blank audio 11:20-11:25) be the world’s second largest producer of seaborne hard coking coal through it’s interest in Elk Valley Coal, and it will be the world’s leading producer of indium, an essential component of flat panel screens or flat TV’s, flat screen TV’s, for which demand is sky rocketing.

It will also be an important producer of copper and gold and silver, as well as an important producer of platinum and palladium, cobalt and molybdenum, and various specialty metals. And with Teck Cominco’s recent entry into the Fort Hills project, it will have an important platform for growth in the Canadian Oil Sands and a natural hedge for energy costs, which I think will become very valuable in the future. For both Teck Cominco shareholders and Inco shareholders, this is a very attractive proposition.

Teck Comino is an outstanding mining company. A top pick of numerous analysts, we have just posted record first quarter earnings. Indeed, the company has generated net income of $1.6 billion over the 12 months ending March 31st, and during that period I would point out that the zinc price averaged just $0.73 per pound and the copper price averaged $1.86. These last 12 months have indeed been great, but the metal markets have only continued to improve. I would point out that the zinc price as of Friday’s close was $1.59. This morning it’s a $1.52 versus that $0.73 average. And the copper price on Friday was 3.54; I believe it’s 3.45 this morning versus that $1.86. Our sensitivity to every $0.01 change in the price of zinc is $10 million, net income after tax and for every $0.01 change in copper, it’s about $4 million, so there’s clearly a significant increase in $4 million. So there is clearly a significant increase in earnings coming.

I want to tell you that these markets are not just some exciting business concept, we are selling metal at these prices everyday and the cash is coming in. So, we think it should be easy to see why our shares have tremendous upside and are a valuable consideration for Inco shareholders. Indeed with the market continuing to strengthen the best to protect Cominco may be yet to come.

We said earlier how much confidence we had in the zinc market; well we also have great confidence in the strength of our operating assets. Over the last 10 years, Teck Cominco invested heavily in it’s assets to ensure long-term optimal performance and as a consequence, Teck Cominco is now realizing substantial free cash flow from that investment. And this deal represents an ideal opportunity to deploy some of that cash to acquire new, long-life, low-cost assets which are core to any great mining company’s long-term success and just what our shareholders would like us to do.

The deal will create substantial long term value to protect Cominco shareholders to a larger, more diversified entity that will be well positioned for outstanding growth. And importantly, it will be accretive to both Teck Comaneci’s earnings and its cash flow per share. Inco has a strong portfolio of assets and strong management team. We have a lot of respect for them and it is our intention to integrate that team into Teck Cominco’s organization.

Inco’s strength in nickel will be a good compliment to Teck Cominco’s strength in zinc, coal, copper, and gold. The combined company’s broadened diversification will reduce the volatility of earnings and open the way to achieving the multiples commonly enjoyed by the largest diversified mining company.

Importantly, the two company’s major capital spending requirements in related growth projects are also very well sequenced. Teck Cominco’s current strong free cash flow will be beneficial while Goro is under construction, and then the timing of the cash flow from Goro will dovetail nicely with Teck Cominco’s subsequent capital investment in the oil sands. And underpinning all the proposed capital investments is a robust stream of cash flow from exisiting operations, and this cash flow stream will maintain the company’s liquidity and it’s credit capacity, and it will also support our capability to grow in the future.

Teck Cominco is recognized for it’s commitment to the principles of sustainability. It’s leadership in building relationships with aboriginal communities is well demonstrated at it’s Red Dog Mine in north western Alaska. A Government of Canada survey of air emissions from Canadian metal smelters shows that Teck Cominco’s Trail operations is amongst the best in the country. And Teck Cominco will bring this experience and commitment to the assets and opportunities provided by the combined companies.

Many deals in the mining business are done without an expectation of substantial synergies. From our perspective, although cost savings are not the primary driver for this transaction, we do expect that there will be much that we can achieve. In fact, depending on what we learn once we’re inside we are confident there will be great potential for synergies, especially if we are able to us our patented CESL Hydromet process at Voiseys Bay or at Thompson or both.

We have had discussions with Inco about a license of this technology but they have not progressed. As many of you know Inco opposed our patent, but a patent was granted. And in fact we have produced cathode nickel with the process using Voiseys Bay ore. We also believe that the CESL technology has the potential to address future air emissions issues at Inco’s Thompson operation. We are eager to see what our Hydromet technology can do at these sites. We believe that it is not unreasonable to expect cost savings, both operating and capital, in the several hundreds of millions of dollars from the application of this technology down the road.

We also expect there will be a number of opportunities to improve efficiencies over time. Our preliminary analysis suggests that we should set an early focused target for synergies of at least $150 million per year and once that is accomplished, we would then look for more.

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General and administrative expenses, G&A, are probably the most obvious place to eliminate duplication. Last year the combined G&A expenses of the two companies were reported to be about $340 million; $250 million from Inco and $90 million from Teck Cominco. Even a 25% reduction in this category will mean annual savings of over 85 million. And we do not believe that you need a common set of shareholders to realize synergies. We have proven that at Elk Valley Coal, and although given the current circumstances, we have not had any discussions with Falconbridge. We believe that we could achieve a significant portion of Inco’s estimate of potential savings in Sudbury by extending our long history of successfully partnering with Falconbridge at Antamina, at Rubicort (sp?) and more recently at Leonard Shelf. After the deal closes, we believe that we should be able to work with Falconbridge to realize that at least $75 million of annual savings, subject to any required approval. And this is not a large target relative to what has previously been suggested by Inco.

In closing, it is clear that consolidation of the Canadian mining industry is underway. Decisions on how best to consolidate the industry are going to be made in the next few weeks, and we think that they should be made by shareholders who have all of the options before them. Today we are announcing our offer and we think Inco shareholders will agree that it is a better deal for them.

Thank you very much and we are now open for questions.

Doug Horswill:                                    Thank you Don. At this point we’ll questions from reporters in the room. Later on we will take questions over the telephone. Again let me remind you, please identify yourself and your organization and then state your questions, and please use the microphones, that way the folks on the telephones will hear your questions and the reply. Thank you. First question.

Drew Hasselback:                               Hi, Drew Hasselback, from the Financial Post. Once you’re combined, compared to other companies around the world, so called Werewolves of London or Xstrata or CRB, will you yet be big enough to withstand a foreign takeover?

Don Lindsay:                                        Yes, I believe we will, and I think it’s an interesting observation that consolidation is still continuing in the global mining industry. Clearly, there are three companies based in London that have significant financial resources. We know that they haven’t made any particular move so far in Canada, but that doesn’t mean that they wouldn’t, but in the end, I think that we’ll be in a very strong position and it will likely be a stable position.

Unidentified Speaker:                        (Inaudible) Wall Street Journal. Did you give this offer to Inco so far, or have you told them about it?

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Don Lindsay:                                        I have made various calls to Scott Hand this morning, unfortunately we haven’t connected as yet; I’m sure they would have read it in the media by now.

Unidentified speaker:                         So nothing before today.

Don Lindsay:                                        Nothing before today, no.

Unidentified speaker:                         Why not just take over the whole kit and kaboodle?  Like just bid for Inco and let them buy Falconbridge.

Don Lindsay:                                        Well, some things are easier said than done. But, you know, we’ve looked at Inco as an appealing target for quite some time. We are very positive on the outlook for nickel. Nickel has terrific reserves and resources, in nickel as you know and we think it’s got some tremendous growth projects. Voiseys Bay coming on now and Goro down the road these are two very strong low-cost, long-life assets that are quite appealing. We think there is tremendous potential in Sudbury. Sudbury will be a core value contributor to the company for generations to come, so we like to process (sp?) with Inco for sure.

That’s not to say that we don’t think Falconbridge is a good company. We think it’s a tremendous company and it’s reported excellent results, but at the moment this is the transaction we proposing.

Unidentified speaker:                         And what’s the process here?  Is it strictly about whether Inco shareholders will approve the deal, or does the board have to issue a fairness opinion first or what happens?

Don Lindsay:                                        Our transaction is subject to the Inco/Falconbridge deal not proceeding, so we will have to wait and see what happens with that transaction.

Unidentified speaker:                         And then lastly, do you have any idea what Xstrata’s plans are vis-à-vis Falconbridge.

Don Lindsay:                                        We have no idea what Xstrata will do; we have not had any discussions with Xstrata for almost six months. Haven’t had any discussions with Mick Davis since mid-November. I can say that in the immediate aftermath of the Inco/Falconbridge announcement last October, we did have discussions at that time, but they didn’t come to anything and we haven’t had any discussions since then. We don’t think that they had any knowledge of this transaction and we have no idea what they will do.

Unidentified speaker:                         Thank you.

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Derek DeCloet:                                   Derek DeCloet from the Globe. You’ve spent a lot of your time making a case why this was the best deal for Inco shareholders. Can you make the case why the price is right for Teck Cominco shareholders given what you said about profits increasing down the road due to higher stock prices?

Don Lindsay:                                        There are a lot of factors going in to determine the offer price. First and foremost, we look at the core assets that are within Inco and the value they can contribute. Inco is in growth mode and is one of the few companies in the mining world that has material growth over the four or five years in their own core production.

In addition to that, we have extremely strong cash flow and a very strong cash balance, so the design of the transaction includes a pretty healthy cash component. When you put the two companies together, and it’s designed to have a very strong balance sheet, Moody’s has come out earlier this morning and confirmed that if the transaction composes as announced, that our Triple B mid-ratings will be confirmed. So, that means that there will be a strong balance sheet to start and in the end company would have both earnings and cash flow. It would be accretive to Teck Cominco shareholders, so if you can design an transaction where earnings and cash flow are going up on a per share basis then that’s pretty healthy.

Doug Horswill:                                    Operator, are there questions on the telephone?

Operator:                                              Not at this time sir. Please continue.

Doug Horswill:                                    Are there any further questions?

Operator:                                              We do have a question from the phone lines, sir.

Doug Horswill:                                    Okay.

Operator:                                              Our first question comes from Ian Austen, calling from The New York Times. Please go ahead.

Ian Austen:                                           Hi. It’s just not clear to me why if this is contingent on the Falconbridge offer being dropped, you didn’t wait until that happened to make this announcement.

Don Lindsay:                                        Well, we are aware that various decisions will be made in the coming weeks about the current transaction that’s out there. We don’t believe that under its current terms it would close. Certainly, the trading of Falconbridge shares would indicate that. Falconbridge, as I mentioned, reported excellent results and was trading about 13 or 14% above the calculated value of the Inco bid, so that suggests that it wouldn’t go ahead as perceived. So, we felt that it was important that the Inco shareholders and the Inco board know that there is an alternative out there before they would make any decisions about what to do with their offer, and if any other parties out there that look at participating in consolidation of (inaudible) industry, also know that this alternative is available. That’s why we chose to do that now.

Doug Horswill:                                    And another question from the room, please.

Andy Willis:                                         Andy Willis from the Globe and Mail. Mr. Lindsay, could you give us a sense of how you’ll finance the $6.4 billion cash portion of the bid, and also any figures you’ve got on potential EPS and cash flow growth if your bid’s successful.

Don Lindsay:                                        Okay. We do have substantial cash resources of our own and we’ve combined that with a bridge facility that we have in place so the transaction is fully financed. We would expect that at the commodity (sp?) price was anywhere near where they are currently, that that acquisition financial package would be repaid quite quickly and then you’d have a new company, essentially with the same debt on it that Teck Cominco and Inco currently have. And, again, if commodity prices were to continue, that would be paid down as well.

We don’t release specific earnings per share and cash flow calculations but I suspect you’ll see quite a number of estimates of those from the analyst community shortly. But we can say that certainly, by our calculations, it would be accretive, substantially accretive on a cash flow per share basis and also accretive on earnings per share.

Andy Willis:                                         My other question is on multiple expansion. Rather than size, I’d put forward that perhaps a dual voting structure or dual share class structure holds down the Teck Cominco multiple, so maybe over to you, Dr. Keevil?  Any chance that the new Teck Cominco would change the dual share class structure; go to a single share class?

Dr. Norman Keevil:                             There are no plans to do that now. That’s again, easier said than done too, because there are 4.5 million of the Class A shares out there which 1.5 million are held all over the place and the rest are in blocks. You can’t just say, “We will do it.”

Don Lindsay:                                        Actually the Class B shares, I think, have benefited enormously by having the Class A shares there and I don’t expect that the other stock would have got as high as it was without the Class B structure — the Class A structure in place. I should point out that our Class B shares have outperformed the peer group over the last several years and we have quite a number of large international institutions in our shareholder register so they don’t seem to be concerned about it. The As and the Bs are essentially the same, other than for the voting rights but the Bs do have very strong coattail provisions and also I think our corporate governance practices are very strong. I would point out that the Chair of our governance committee and our lead director is Bob Wright, who’s a former Chair of the Ontario Securities Commission, so I think the international investment community is quite comfortable.

Max Colwaldy (sp?):                            Max Colwaldy from the Globe & Mail, too. You say you didn’t talk to Xstrata now or lately, but you talked to them six months ago. Did you talk to them about doing something like this and have you talked to anybody else?

Don Lindsay:                                        We haven’t talked to anybody else and discussions at that time are so outdated at this point that it’s really almost not relevant. The world has changed a lot in six months in all sorts of respects, whether it be commodity prices different, companies performances, the different investments that companies have made and so on, so six months later it’s a whole new world.

Max Colwaldy:                                      You mentioned that you expect metal prices to keep, to stay strong. What does your analysis tell you about to what extent investments lines are behind all the buying, especially in this last big run up in the last few months?

Don Lindsay:                                        Oh, well there is a major component of investment funds in the metal prices. We know that and I think there’s been quite a bit of research published on that. I’ll speak to zinc for a moment because we think we know a lot about zinc. We are the largest zinc miner in the world, and one thing we know is that over the next two years it is very difficult for new zinc production to come on stream, more than what is already announced. There’s really only one decent sized mine scheduled to come on, that’s San Cristóbal in Bolivia and the rest are all quite small. We have in our Investor Relations site on our website a listing of those. Some are incremental additional productions such as in Antamina that we have. But it isn’t possible for that much production to show up.

In the meantime, you’ll notice that inventories in the London Metal Exchange have been dropping pretty much every day for some time. A year ago they were around 700,000 tonnes; today they’re 250,000 tons or thereabouts. At the rate it’s going, that will run out or get to a level at which, it’s essentially as low as it will go fairly soon. Customer stocks are very, very tight. The premiums are high. So, if demand carries on anywhere near where it is today, then we think the outlook for zinc is very, very strong and a number of reports have come out recently, UBS, Merrill Lynch, we saw it all published in the last week that support the (inaudible). So, we do have a high degree of confidence that at least the next couple of years look pretty good.

Other commodities are different. Copper, we’re not as sure but certainly customers are short of copper and BHP Billiton has done a lot of work on that so we believe they’re comments. The coal market for us, of course, we’ve already signed our contracts and while the price this year in coal is down about 10% on a coal year basis, in fact, in 2006 we will receive a higher average coal price than we did in 2005. So, for our three core businesses it looks pretty good for 2006.

Doug Horswill:                                    Go ahead.

Gary Norris:                                        Yeah hi, Gary Norris at Canadian Press. Just a question of detail. How much of the 6.4 billion are you borrowing and what’s the structure of that?

Don Lindsay:                                        We don’t split out the exact details but we start with a balance sheet of $3.2 billion cash to date that we have published. By the time this deal closes, obviously that balance would be more. We then choose a certain amount of cash that we would keep within the Company on an operating basis, you know, consistently and the GAAP is the (inaudible) that we have used.   And that’s probably about as much as we would disclose at this stage.

I think you can be assured that we have gone through all of the details with Moody’s and they have issued their press release, I think about an hour ago, and they have reconfirmed that if the transaction closes as announced, that they would reaffirm our Triple B mid credit rating which is a very strong signal.

Drew Hasselback:                               Drew Hasselback, again. Why didn’t you just bid for Falconbridge?  There’d be a natural synergy through Antamina. Why didn’t you do a deal with Xstrata, that you’re both big coal producers?  There’s a lot of other scenarios and that seem to make more sense to me, initially, than doing a deal just for ink.

Don Lindsay:                                        Well, we think Falconbridge is a very good company and some of, they’re into similar businesses to us but primarily this is a strategic move into nickel and if you’re committed to getting into a new business, I believe that you should do so in a fashion that you can be the very best that you can at that business and Inco has a very high quality nickel business. Tremendous resources around the world in all of the very best geological nickel regions and so I think it’s a very good target. That’s not to say that Falconbridge isn’t an excellent company; it is, and we’ve enjoyed working with them over the years and we look forward to working with them again. But at this point this is a transaction we’ve decided to proceed with.

Drew Hasselback:                               And you said the world has changed in the past six months. Could you tell us what the world will look like six months from now?

Don Lindsay:                                        I wish I knew, but I don’t think I can answer that.

Doug Horswill:                                    Operator, are there any questions on the telephone?

Operator:                                              Yes, we do have one question coming from Paul Luke from the Province. Please go ahead.

Paul Luke:                                            Where would the head office of the combined companies, if the deal goes ahead, where would the head office be?

Don Lindsay:                                        The head office will be in Vancouver. We would consolidate the two Toronto offices into one Toronto office and it would primarily be a marketing office.

Paul Luke:                                            What kind of savings streamlining do you anticipate from the merger or on the head office side?  And can you give a sense, dollar sense?

Don Lindsay:                                        Well we didn’t specify head office alone. We looked at the G&A expenses for the two companies and, as I mentioned, combined G&A would be about 340 million, and we think we could get at least 25% reduction in that and that would be 85 million. Our whole philosophy on synergies is a little bit different than what Inco and Falconbridge could announce. You have to understand that we aren’t on the inside at this point so we can’t be quite as specific in terms of our plans. But the approach we would take is to have a very focused early target and we are going to get done quickly and so that, we have a team ready, an integration team ready to go and we’ve achieved synergies before. I think Elk Valley is a good demonstration of our track record. The early part of that deal, when it was first announced we had a 35% interest with the ability to take that interest up to 40% if a certain level of synergies was achieved within a certain time frame. If synergies were achieved, at a greater dollar amount and faster than the target and so our interest is now today 40%. So, we believe that we’ll be able to get good synergies between the two companies.

Doug Horswill:                                    Back to the room.

Jane Warnett (sp?):                            Jane Warnett; Canadian Mining Journal.

Don Lindsay:                                        Okay.

Jane Warnett:                                      This (inaudible) deal sounds like a departure from a lot of deals that Teck and Teck Cominco have done in the past with progressively gaining larger amounts of a company before going in with both feet. Why are you going for the whole company right off the bat?

Don Lindsay:                                        Well we think it’s a very good opportunity. First, it is a complementary transaction to the last one that we did, for example, at Fort Hills in the oil sands. On that one which has tremendous growth potential for the Company, once it is built, that should represent about 35% growth in our cash flow which is kind of similar to what Goro could do for Inco. So, it’s due as a next step something where once closed it provides immediate cash on cash returns and cash flow coming in as opposed to Fort Hills where we have capital expenditure for a number of years before the cash flow comes in.

So, it’s a pretty good balance, the sequencing of capital expenditure between the two companies is a very, very good fit. As I said, at the end of the day, whatever acquisition we look at, we want to start with the reserve and resource base and Inco just has a tremendous reserve and resource base around the world and we think that, basically, the next 20 years will be better than the last 20 years in the mining business and getting a hold of good resources and reserves will be key to success. And so, certainly this transaction provides that so that’s one of the reasons why we find it so appealing.

Doug Horswill:                                    Okay. Last question from the room and then we’ll go the Operator again.

Unidentified Speaker:                        Could you tell us what sort of nickel prices you need to, or are assuming to make this work financially?

Don Lindsay:                                        Well, we don’t actually disclose those assumptions on nickel or any other thing but I can say that we’ve run quite a wide range of scenarios and in all of our scenarios it is accretive on a cash flow per share basis and, in most scenarios, very substantially.

Unidentified Speaker:                        Also, have you run any scenarios where, at substantially lower prices than exist today?

Don Lindsay:                                        Oh, sure...

Unidentified Speaker:                        (Inaudible) substantial.

Don Lindsay:                                        Oh, yes. No, we have not forgotten that the industry is cyclical and we have definitely run some very low case scenarios as well and it still makes very good sense to us.

Doug Horswill:                                    Operator, are there any further questions on the telephone?

Operator:                                              No. Not at this time, sir.

Doug Horswill:                                    All right. Well I would like to thank you all for coming. Thank Don and thank Norman, and press conference is now closed. Thank you very much.

Operator:                                              Ladies and gentlemen, this concludes the conference call for today. You may disconnect your line and have a great day.